[ECTEL LOGO]



        ECTEL RECEIVES FRAUDVIEW(TM)ORDERS WORTH SEVERAL MILLION DOLLARS FROM THREE NEW CUSTOMERS IN FAST-GROWING EASTERN EUROPEAN MARKETS
               -- ORDERS FOR BOTH WIRELINE AND WIRELESS SYSTEMS --

PETAH TIKVA, ISRAEL - JANUARY 14, 2003 - ECTEL LTD. (NASDAQ: ECTX) today announced that it has received orders for FraudView(TM) systems from three new customers, each prominent operators in Eastern Europe. Valued together at several million dollars, the orders are for comprehensive fraud detection and prevention solutions for both wireline and wireless networks.


ECtel's FraudView(TM) solution is the market's leading fraud detection and prevention system. Its flexible and modular architecture combines multiple software engines with unique data collection capabilities to enable wireline, wireless, and Next Generation service providers to protect their network and services. Its sophisticated real-time collection capabilities (CDR's & IPDR's), together with its comprehensive data mining algorithms, deliver an extremely rapid Return on Investment (ROI). As a fully scalable solution, FraudView(TM) fits the exact needs of all types of operators - from small all the way up to the level of a full Enterprise solution.


Commenting on the news, Mr. Aharon Shech, President & CEO of ECtel, said: "We are delighted to add these important operators to our customer base and to expand our presence in this high-growth region. As operators throughout Eastern Europe offer more advanced telecom services, they are exposed to a broader range of fraudulent activities - activities that damage both their profits and reputation. By installing our industry-leading fraud prevention systems, they are able to minimize their losses, protect their customers, and enhance their reputation. We look forward to bringing FraudView(TM)'s benefits to these new customers, and believe they will help us achieve additional sales in this important region."

                                     - end -

NOTES:

ECTEL LTD.

ECtel is a leading  provider  of  monitoring  solutions  and  revenue  assurance applications for all types of communications networks. Using cutting-edge hardware and software technologies, ECtel's "one platform - multiple applications" approach cost-effectively support a variety of critical functions, including fraud detection and prevention, law enforcement surveillance and monitoring, billing for inter-carrier traffic and services, and Quality of Service monitoring and management. Over 180 telcos, service providers, and law enforcement agencies in more than 60 countries have already chosen ECtel's solutions for monitoring their voice, data, cellular, VoIP and next generation networks. ECtel Ltd. is traded on NASDAQ under the symbol ECTX. For additional information, visit the ECtel web site at http://www.ectel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties and other risks detailed in the Company's filings with the Securities and Exchange Commission.

                                       ###

Contacts:


ECTEL LTD.                                ECTEL LTD.
Avi Goldstein                             Chris Denis
Senior Vice President and CFO             Investor Relations Coordinator
Tel:    +1-301-428-9405                   Tel:    +1-954-351-4492
Fax:    +1-301-428-0505                   Fax:    +1-954-351-4306
Email:  avig@ectel.com                    Email:  chris.denis@ectel.com

[ECTEL LOGO]


            ECTEL REPORTS ANOTHER RECORD YEAR OF REVENUES AND PROFITS

  2002 REVENUES ROSE 19% DESPITE DIFFICULT MARKETS; PROFITS CONTINUE TO CLIMB


PETAH TIKVA, ISRAEL - JANUARY 23, 2003 - ECtel Ltd. (NASDAQ: ECTX), a leading developer and global provider of monitoring solutions and revenue assurance applications for present-day and NextGen networks, today reported operating results for the full year and fourth quarter ended December 31, 2002.

------------------------------ --------------- --------------- ----------------
       FOURTH QUARTER 2002         Q4 2002         Q4 2001        QUARTERLY
           HIGHLIGHTS               $'000           $'000          CHANGE
------------------------------ --------------- --------------- ----------------
Revenues                            24,141          22,276           8%
------------------------------ --------------- --------------- ----------------
Gross Profit(1)                     14,833          13,101           13%
------------------------------ --------------- --------------- ----------------
Net Income (U.S. GAAP)              4,382           2,358            86%
------------------------------ --------------- --------------- ----------------
Net Income (Pro-forma)(2)           4,395           3,674            20%
------------------------------ --------------- --------------- ----------------
Diluted EPS (U.S. GAAP)              0.24            0.13            90%
------------------------------ --------------- --------------- ----------------
Diluted EPS (Pro-forma) (2)          0.24            0.20            22%
------------------------------ --------------- --------------- ----------------

------------------------------ --------------- --------------- ----------------


------------------------------ --------------- --------------- ----------------
         FULL YEAR 2002             2002             2001          YEARLY
           HIGHLIGHTS               $'000           $'000          CHANGE
------------------------------ --------------- --------------- ----------------
Revenues                           95,777           80,598           19%
------------------------------ --------------- --------------- ----------------
Gross Profit(1)                    57,662           46,710           23%
------------------------------ --------------- --------------- ----------------
Net Income (U.S. GAAP)             17,320           11,936           45%
------------------------------ --------------- --------------- ----------------
Net Income (Pro-forma) (2)         17,686           15,129           17%
------------------------------ --------------- --------------- ----------------
Diluted EPS (U.S. GAAP)             0.93             0.67            40%
------------------------------ --------------- --------------- ----------------
Diluted EPS (Pro-forma)(2)          0.95             0.85            12%
------------------------------ --------------- --------------- ----------------


(1) Gross profit reflects the reclassification of stock-based compensation, which was previously summarized as one line in the consolidated statement of income, and is now divided between Cost of Sales and other operating expenses.

(2) The above presentation of Pro-forma Net Income and Pro-forma Diluted EPS does not give effect to stock-based compensation or in-process R&D costs. For a reconciliation of these figures to Net Income and Diluted EPS according to U.S. GAAP, please refer to the presentation at the end of the Company's Consolidated Statements of Income below.

RESULTS OF THE FOURTH QUARTER

Revenues for the fourth quarter ended December 31, 2002 increased by 8% to $24.1 million from $22.3 million in the fourth quarter of 2001. Gross profit in the fourth quarter increased by 13% to $14.8 million compared with $13.1 million for the same period in 2001, after giving effect to reclassification of stock-based compensation. Previously, stock-based compensation was summarized as one line in the Company's consolidated statement of income. Now it is divided between Cost of Sales and other operating expenses. The Company's gross margins for the quarter reached a record of 61.4%, compared to 58.8% in the fourth quarter of 2001.

U.S. GAAP BASIS: On a U.S. GAAP basis, net income for the fourth quarter of 2002 was $4.4 million, or $0.24 per fully diluted share. This is an increase of 86% compared with net income of $2.4 million, or $0.13 per fully diluted share, for the corresponding quarter of 2001. In the fourth quarter of 2001, non-cash items, being a one-time write-off for in-process research and development costs related to the acquisition of Neteye, as well as stock-based compensation, were recorded in an aggregate amount of $1.3M.

PRO-FORMA BASIS: Results for the fourth quarter of 2002 include non-cash stock-based compensation of $14,000. Results for the fourth quarter of 2001 include, as noted above a one-time write-off of $916,000 for in-process research and development costs related to the acquisition of Neteye as well as non-cash stock-based compensation of $417,000.

On a pro-forma basis excluding these non-cash items , net income for the fourth quarter of 2002 was $4.4 million, or $0.24 per diluted share. This is a 20% increase as compared to pro-forma net income of $3.7 million, or $0.20 per fully diluted share, for 2001.

RESULTS OF THE FULL YEAR

Revenues for the full year ended December 31, 2002 increased by 19% to $95.8 million from $80.6 million for 2001. Gross profit for the period rose 23% to $57.7 million compared with $46.7 million for 2001, after giving effect to reclassification of stock-based compensation as explained above. The Company's gross margins for the year reached 60.2%, compared to 58.0% in 2001.

U.S.  GAAP  BASIS:  On a U.S.  GAAP  basis,  net  income for the full year ended
December 31, 2002 increased 45% to $17.3 million or $0.93 per diluted share compared with $11.9 million or $0.67 per fully diluted share for 2001. In the year ended December 31, 2001, non-cash items, being a one-time write-off for in-process research and development costs related to the acquisition of Neteye, as well as stock-based compensation, were recorded in an aggregate amount of $3.3M.

PRO-FORMA BASIS: Results for the full year ended December 31, 2002 include non-cash stock-based compensation of $390,000. Results for the full year ended December 31, 2001 include, as noted above, a one-time write-off of $916,000 for in-process research and development costs related to the acquisition of Neteye and non-cash stock-based compensation of $2,435,000.

On a pro-forma basis excluding these non-cash items, net income for 2002 was $17.7 million, or $0.95 per diluted share. This is a 17% increase as compared to pro-forma net income of $15.1 million, or $0.85 per fully diluted share, for 2001.

COMMENTS OF MANAGEMENT

Commenting on the results, Aharon Shech, President and CEO of ECtel said, "We are pleased to report another year of record revenues and profits, especially in light of the year's difficult challenges. These results derive from a significant increase in sales of government surveillance systems, together with continued solid telecom sales. Both our product lines continue to be perceived as 'must-have', first-priority investments, even though, in the telecom sector, sales cycles have lengthened and receipt of some projects have been delayed."

Mr. Shech continued, "Our telecom sales were stronger in the fourth quarter than in the third. This reflects substantial FraudView(TM) sales in Eastern Europe and the Far East, rapidly developing areas where fraud is especially problematic. We recently announced the sale of wireline and wireless FraudView(TM) systems to three major operators in Eastern Europe, and are increasing our efforts in the region.

"In parallel, sales of our government surveillance solutions remained strong during the fourth quarter. We continue to gain market share in this important segment due to our solutions for IP and cellular network monitoring, which we believe are unmatched in the market."

Mr. Shech concluded, "We believe that our strong performance in 2002 is a testament to the excellence of our technologies, and the responsiveness of our organization to market dynamics. We have proven our ability to shift resources rapidly to address opportunities. As such, we feel well positioned in the market."


ECtel management cordially invites you to participate in an interactive teleconference to discuss the results on Thursday, January 23, 2003 at 10:00 am ET; 9:00 am CT; 7:00 am PT; and 5:00 pm Israel time. To participate, please call the conference center approximately 10 minutes prior to conference time. We invite you to dial:

     ----------------------------------- ----------------------------------
     IN THE UNITED STATES:               (800) 230-1085
     ----------------------------------- ----------------------------------
     IN ISRAEL:                          1-800-286-285 or 03-925-5910
     ----------------------------------- ----------------------------------
     IN THE UNITED KINGDOM:              0-800-169-8104
     ----------------------------------- ----------------------------------
     IN GERMANY:                         0-800-181-4332
     ----------------------------------- ----------------------------------
     ALL OTHER INTERNATIONAL CALLERS:    +1-612-332-0228
     ----------------------------------- ----------------------------------

A digitalized replay of the teleconference will be available from 1:30 pm EDT January 23, 2003 through midnight pm ET January 30, 2003. Please dial:

  --------------------------------- -------------------- --------------------
  IN THE UNITED STATES:             (800) 475-6701       ACCESS CODE: 670781
  --------------------------------- -------------------- --------------------
  IN ISRAEL:                        03-925-5936          ACCESS CODE: NONE
  --------------------------------- -------------------- --------------------
  ALL OTHER INTERNATIONAL CALLERS:  ++1-(320) 365-3844   ACCESS CODE: 670781
  --------------------------------- -------------------- --------------------


                                    - - end -



NOTES:

ECTEL LTD.

ECtel is a leading developer and global provider of monitoring solutions and revenue assurance applications for present-day and NextGen telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel's "one platform - multiple applications" approach allows deployment of uniquely cost-effective law enforcement surveillance, telecom fraud, Quality of Service, and inter-carrier billing systems. Over 180 telcos, service providers, and law enforcement agencies in more than 60 countries have already chosen ECtel's solutions to support their voice, data, cellular, VoIP and next generation networks. ECtel Ltd. is traded on NASDAQ under the symbol ECTX. For additional information, visit the ECtel web site at http://www.ectel.com.

CERTAIN STATEMENTS CONTAINED IN THIS RELEASE CONTAIN FORWARD-LOOKING INFORMATION WITH RESPECT TO PLANS, PROJECTIONS OR FUTURE PERFORMANCE OF THE COMPANY, THE OCCURRENCE OF WHICH INVOLVES CERTAIN RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, PRODUCT AND MARKET ACCEPTANCE RISKS, THE IMPACT OF COMPETITIVE PRICING, PRODUCT DEVELOPMENT, DEPENDENCE ON SEVERAL LARGE CUSTOMERS, DEPENDENCE ON SALES TO GOVERNMENTAL AGENCIES, SLOW DOWN IN EXPENDITURES BY TELECOM OPERATORS, THE UNPREDICTABILITY OF THE TELECOM MARKET, COMMERCIALIZATION AND TECHNOLOGICAL DIFFICULTIES, RISKS RELATED TO OUR OPERATIONS IN ISRAEL AND OTHER RISKS DETAILED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                       ###

CONTACTS:

ECTEL LTD.                                    ECTEL LTD.
-----------                                   ----------
Avi Goldstein                                 Chris Denis
Senior Vice President and CFO                 Investor Relations Coordinator
Tel:  +1-301-354-1113                         Tel:  954-351-4492
Fax: +1-301-428-0505                          Fax: 954-351-4306
Email: avig@ectel.com                         Email: chris.denis@ectel.com
       ---------------                               ---------------------

                                   ECTEL LTD.

                        CONSOLIDATED STATEMENTS OF INCOME

                     $ IN THOUSANDS EXCEPT PER SHARE AMOUNTS

                                                         YEAR ENDED DECEMBER 31,                 THREE MONTHS ENDED DECEMBER 31,
                                                  ---------------------------------------   ----------------------------------------
                                                         2001                2002                  2001                   2002
                                                  ------------------- -------------------   -------------------   ------------------
                                                                 AUDITED                                    UNAUDITED
REVENUES                                                80,598              95,777                22,276                 24,141

Cost of revenues                              (*)       33,888              38,115      (*)       9,175                  9,308
                                                  ------------------- -------------------   -------------------   ------------------

GROSS PROFIT                                  (*)       46,710              57,662      (*)       13,101                 14,833

Research and development costs - net          (*)       11,253              12,917      (*)       3,556                  3,006
Selling and marketing expenses                (*)       15,293              17,933      (*)       4,361                  4,152
General and administrative expenses           (*)       8,368               9,604       (*)       2,297                  3,370
In process research and developments costs               916                  --                   916                     --
                                                  ------------------- -------------------   -------------------   ------------------

Operating income                                        10,880              17,208                1,971                  4,305

Financial income, net                                  (1,023)              (491)                 (194)                  (118)
Other expenses (income), net                              36                  23                   (2)                     32
                                                  ------------------- -------------------   -------------------   ------------------

Income before taxes on income                           11,867              17,676                2,167                  4,391

Taxes on income (tax benefit)                           (103)                356                  (191)                    9
                                                  ------------------- -------------------   -------------------   ------------------

Net income before cumulative effect
of change in accounting principles                      11,970              17,320                2,358                  4,382

Cumulative effect of change in
accounting principles                                     34                  --                    --                     --
                                                  ------------------- -------------------   -------------------   ------------------

Net income                                              11,936              17,320                2,358                  4,382
                                                  =================== ===================   ===================   ==================

 Basic earnings per share                                0.72                0.97                  0.13                   0.24
                                                  =================== ===================   ===================   ==================

Number of shares outstanding used
to compute basic earnings per share                   16,652,509          17,802,492            17,505,493             17,893,069
                                                  ------------------- -------------------   -------------------   ------------------

Diluted earnings per share                               0.67                0.93                  0.13                   0.24
                                                  =================== ===================   ===================   ==================

Weighted average number of shares
 outstanding used to compute diluted
 earnings per share                                   17,838,633          18,551,836            18,743,175             18,346,918
                                                  ------------------- -------------------   -------------------   ------------------


(*) STOCK-BASED COMPENSATION FOR 2001 HAS BEEN RECLASSIFIED. INSTEAD OF BEING SUMMARIZED IN ONE LINE ITEM, IT WAS DIVIDED BETWEEN COST OF REVENUES AND OPERATING EXPENSES AS FOLLOWS:

                                                         YEAR ENDED DECEMBER 31,               THREE MONTHS ENDED DECEMBER 31,
                                                  ---------------------------------------   --------------------------------------
                                                         2001                2002                  2001               2002
                                                  ------------------- -------------------   ------------------- ------------------
                                                       Audited                                  Unaudited
Cost of revenues                                         73                   12                    13                 --
Research and development costs - net                     267                  43                    46                  2
Selling and marketing expenses                           195                  31                    33                  1
General and administrative expenses                     1,900                304                   325                 11
                                                  ------------------- -------------------   ------------------- ------------------
                                                        2,435                390                   417                 14
                                                  =================== ===================   =================== ==================

----------------------------------------------------------------------------------------------------------------------------------
Net income under US GAAP                                11,936              17,320                2,358               4,382

Adjustment of non cash stock-based compensation         2,435                390                   417                  14
Adjustment of non cash one time IPR&D write-off          916                 --                    916                  --
Less: tax effect                                        (158)                (24)                  (17)                 (1)
                                                  ------------------- -------------------   ------------------- ------------------

Pro-forma net income                                    15,129              17,686                3,674               4,395
                                                  =================== ===================   =================== ==================

Pro-forma basic earnings per share                       0.91                0.99                  0.21               0.25
                                                  =================== ===================   =================== ==================

Pro-forma diluted earnings per share                     0.85                0.95                  0.20               0.24
                                                  =================== ===================   =================== ==================

Note: Neither Pro-forma net income nor Pro-forma earnings per share (basic or diluted) is a measurement of financial performance under generally accepted accounting principles.

-------------------------------------------------------------------------------

                                   ECTEL LTD.
                           CONSOLIDATED BALANCE SHEETS
                                 $ IN THOUSANDS

                                                           DECEMBER 31,
                                                 -------------------------------
                                                     2001              2002
                                                 --------------  ---------------
                                                             AUDITED
                                                 -------------------------------

ASSETS

CURRENT ASSETS:

CASH AND CASH EQUIVALENTS                            40,525           52,786
RECEIVABLES:
 TRADE                                               38,894           47,959
 OTHER                                                2,227            4,511
RECOVERABLE COSTS AND ESTIMATED
 EARNINGS, NOT YET BILLED                             9,316           10,899
INVENTORIES                                           6,909            5,776
                                                 --------------  ---------------

TOTAL CURRENT ASSETS                                 97,871           121,931
                                                 --------------  ---------------

LONG-TERM DEPOSITS AND RECEIVABLES,
 NET OF CURRENT MATURITIES                            3,607            5,601
                                                 --------------  ---------------


PROPERTY, PLANT AND EQUIPMENT
COST                                                  9,193           10,934
LESS - ACCUMULATED DEPRECIATION                       4,136            5,558
                                                 --------------  ---------------

                                                      5,057            5,376
                                                 --------------  ---------------


GOODWILL                                             16,348           16,348
                                                 --------------  ---------------

OTHER ASSETS                                          1,290            1,378
                                                 --------------  ---------------



TOTAL ASSETS                                         124,173          150,634
                                                 ==============  ===============

                                   ECTEL LTD.
                           CONSOLIDATED BALANCE SHEETS
                                 $ IN THOUSANDS


                                                           DECEMBER 31,
                                                   -----------------------------
                                                     2001              2002
                                                   -------------   -------------
                                                             AUDITED
                                                   -----------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

TRADE PAYABLES                                          2,805           7,097
PARENT AND FELLOW SUBSIDIARY COMPANIES, NET             2,246             284
OTHER PAYABLES AND ACCRUED LIABILITIES                 20,574          25,950
                                                   -------------   -------------

TOTAL CURRENT LIABILITIES                              25,625          33,331
                                                   -------------   -------------

LONG-TERM LIABILITIES:
LIABILITY FOR EMPLOYEE SEVERANCE BENEFITS, NET            867             774
                                                   -------------   -------------


TOTAL LIABILITIES                                      26,492          34,105
                                                   -------------   -------------


SHAREHOLDERS' EQUITY:
SHARE CAPITAL                                             209             211
CAPITAL SURPLUS                                        70,765          72,291
RETAINED EARNINGS                                      26,707          44,027
                                                   -------------   -------------

                                                       97,681         116,529
                                                   -------------   -------------


TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            124,173         150,634
                                                   =============   =============